SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                 FORM U-3A-2

                       STATEMENT BY HOLDING COMPANY
                         CLAIMING EXEMPTION UNDER
                     RULE U-3A-2 FROM THE PROVISIONS
                       OF THE PUBLIC UTILITY HOLDING
                           COMPANY ACT OF 1935

                   To be Filed Annually Prior to March 1

                       TUCSON ELECTRIC POWER COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2,

its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1.  Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         (a)  Tucson Electric Power Company (the "Company" or "TEP"),

incorporated under the laws of the State of Arizona, is an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity to retail customers in the City of Tucson, Arizona, and the surrounding area and to wholesale customers.  The Company controls,

directly or indirectly, 50% or more of the "voting securities" of the following subsidiaries:  Biomasa Generacion, S. de R.L. de C.V., Catalina

Securities, Inc., Escavada Company, Gallo Wash Development Company, Nations-

Colorado Energy Corporation, Nations Energy Corporation, Nations International,

Ltd., Palomas Securities Inc., Pantano Securities Inc., Rincon Investing

Company, Sabino Investing Inc., San Carlos Resources Inc., Santa Cruz Resources

Inc., Santa Rosa Resources Inc., Sierrita Resources Inc., Sofar 1 Inc., Sofar 2

Inc., Sofar 3 Inc., Sofar 4 Inc., Tucson Resources Inc., Tucsonel Inc.,

Valencia Energy Company, Picacho-Warner Center Inc., Brookland Financial

Corporation, BFC Receivables Financing Corporation I, BFC Receivables Financing

Corporation II, BFC Receivables Financing Corporation III and Irvine Portfolio

Services Corporation.

     The Company controls, directly or indirectly, less than 10% of the

"voting securities" of the following company:  None.

         (b)  Biomasa Generacion, S. de R.L. de C.V., incorporated under the laws of Honduras, is 70 percent beneficially owned by Nations (as hereinafter defined), and is organized for the purpose of developing and owning biomass-fueled non-utility generating projects in Honduras.  At the appropriate time, the Company anticipates filing an EWG application for any such projects that are constructed in Honduras.

         (c)  Catalina Securities Inc., incorporated in the State of New York,

is a wholly-owned subsidiary of TRI (as hereinafter defined) and is presently in the process of being dissolved.

         (d)  Escavada Company ("Escavada"), incorporated under the laws of the

State of Arizona, is a wholly-owned subsidiary of the Company engaged in the business of maintaining miscellaneous assets and property.

         (e)  Gallo Wash Development Company, incorporated in the State of

Arizona, is a wholly-owned subsidiary of Valencia Energy Company engaged in the business of acquiring, retaining and disposing of certain rights related to the development and operation of a coal mine at Gallo Wash, New Mexico.

The coal mine was transferred to Santa Fe Pacific Coal in 1991.

         (f)  Nations-Colorado Energy Corporation, incorporated in the State of

Delaware, is a wholly-owned subsidiary of Nations Energy Corporation and holds a general and limited partnership interest in a partnership which in turn owns and operates an electric and thermal energy generating facility serving Coors

Brewing Company in Golden, Colorado.  The facility is a "qualifying facility"

under the Public Utility Regulatory Policies Act of 1978.

         (g)  Nations Energy Corporation ("Nations") (formerly known as

Escalante Resources Inc.), incorporated in the State of Arizona, is a wholly-

owned subsidiary of the Company recently re-organized to develop and invest in independent power projects, including QFs, EWGs and FUCOs, located in the

United States and abroad.

         (h)  Nations International, Ltd., incorporated under the laws of the

Cayman Islands, is beneficially owned by Nations and was organized for the purpose of investing in international non-utility power projects.

         (i)  Palomas Securities Inc., incorporated in the State of New York,

is a wholly-owned subsidiary of SRI (as hereinafter defined) and is presently in the process of being dissolved.

         (j)  Pantano Securities Inc., incorporated in the State of New York,

is a wholly-owned subsidiary of SRI and is presently in the process of being dissolved.

         (k)  Rincon Investing Company, incorporated under the laws of the

State of Arizona, is a wholly-owned subsidiary of TRI and is presently inactive.

         (l)  Sabino Investing Inc., incorporated in the State of Delaware, is a wholly-owned subsidiary of TRI and holds certain real estate assets.

         (m)  San Carlos Resources Inc. ("San Carlos"), incorporated in the

State of Arizona, is a wholly-owned subsidiary of the Company and holds title to Unit No. 2 of the Springerville Generating Station, a generating facility in commercial operation located in Apache County, Arizona, and is the lessee,

jointly and severally with the Company, of an undivided one-half interest in all facilities and personal property used in common between Unit No. 1 and Unit

No. 2 of the Springerville Generating Station.

         (n)  Santa Cruz Resources Inc., incorporated in the State of Delaware,

is a wholly-owned subsidiary of SRI and holds an investment in a financial service company.

         (o)  Santa Rosa Resources Inc., incorporated in the State of Arizona,

is a wholly-owned subsidiary of SRI and is one of the general partners in the now inactive Arizona partnership Kingswood Parke Associates, formed for the limited purpose of purchasing real property for development.

         (p)  Sierrita Resources Inc. ("SRI"), incorporated in the State of

Delaware, is a wholly-owned subsidiary of the Company and was formed primarily to invest in financial assets.

         (q)  Sofar 1 Inc., incorporated in the State of Arizona, is a wholly-

owned subsidiary of Sabino Investing Inc. and is presently inactive.

         (r)  Sofar 2 Inc., incorporated in the State of Arizona, is a wholly-

owned subsidiary of Sabino Investing Inc. and is presently inactive.

         (s)  Sofar 3 Inc., incorporated in the State of Arizona, is a wholly-

owned subsidiary of SRI and is presently inactive.

         (t)  Sofar 4 Inc., incorporated in the State of Arizona, is a wholly-

owned subsidiary of SRI and is presently inactive.

         (u)  Tucson Resources Inc. ("TRI"), incorporated under the laws of the

State of Delaware, is a wholly-owned subsidiary of the Company and was formed primarily to invest in financial assets.

         (v)  Tucsonel Inc., incorporated in the State of Arizona, is a wholly-

owned subsidiary of the Company and is presently inactive.

         (w)  Valencia Energy Company ("Valencia"), incorporated under the laws of the State of Arizona, is a wholly-owned subsidiary of the Company responsible for the acquisition, transportation and handling of fuel for the

Springerville Generating Station.  Valencia has the exclusive right and obligation to provide all of the fuel requirements of the Springerville

Generating Station.

         (x)  Picacho-Warner Center Inc., incorporated in the State of Arizona,

is a wholly-owned subsidiary of Santa Cruz Resources, Inc. and is currently winding up its affairs.

         (y)  Brookland Financial Corporation ("Brookland"), incorporated in the State of California, is a wholly-owned subsidiary of Santa Cruz Resources

Inc. and financed automobile installment sales and leasing contracts.

         (z)  BFC Receivables Financing Corporation I, incorporated in the

State of Delaware, is a wholly-owned subsidiary of Brookland Financial

Corporation and is a special purpose corporation that was organized to acquire and transfer automobile receivables.

         (aa)  BFC Receivables Financing Corporation II, incorporated in the

State of Delaware, is a wholly-owned subsidiary of Sabino Investing Inc. and is a special purpose corporation that was organized to acquire and transfer automobile receivables.

         (bb)  BFC Receivables Financing Corporation III, incorporated in the

State of Delaware, is a wholly-owned subsidiary of SRI and is a special purpose corporation that was organized to acquire and transfer automobile receivables.

         (cc)  Irvine Portfolio Services Inc., incorporated in the State of

California, is a wholly-owned subsidiary of Brookland Financial Corporation and is presently inactive.

     2.  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     As of December 31, 1995, the Company owned or participated in an overhead electric transmission and distribution system consisting of 511 circuit-miles of 500 kV lines, 1122 circuit-miles of 345 kV lines, 335 circuit-miles of 138 kV lines, 454 circuit-miles of 46 kV lines, and 9,233 circuit-miles of lower voltage primary lines.  The underground electric distribution system is comprised of 4,514 cable miles.  Approximately 24% of the poles upon which the lower voltage lines are located are not owned by the

Company.  Electric substation capacity associated with the above-described electric system consisted of 166 substations with a total installed transformer capacity of 5,258,355 kVA.  The above facilities are all located in Arizona except for certain transmission lines consisting of 559.55 circuit-

miles of 345 kV in which the Company has a fractional undivided interest and which are located in the State of New Mexico and deliver electric energy to the Company's Arizona transmission lines at the Arizona-New Mexico border.

     Except as otherwise noted, the Company owns or has a leasehold interest in the following generating stations:

                                            Net

                                         Capability  Operating   TEP's Share
 Generating Source         Location          MW        Agent      %     MW

San Juan Station #1   Farmington, NM        316         PNM       50    158
San Juan Station #2   Farmington, NM        312         PNM       50    156
Navajo Station #1     Page, AZ              750         SRP        7.5   56
Navajo Station #2     Page, AZ              750         SRP        7.5   56
Navajo Station #3     Page, AZ              750         SRP        7.5   56
Four Corners
Station #4            Farmington, NM        784         APS        7     55
Four Corners
Station #5            Farmington, NM        784         APS        7     55
Irvington Station     Tucson, AZ            422         TEP      100    422
Internal Combustion
Turbines              Tucson, AZ            218         TEP      100    218
Springerville
Generating
Station #1            Springerville, AZ     360         TEP      100    360
Springerville
Generating
Station #2            Springerville, AZ     360         TEP      100    360

                                                               TOTAL  1,952

     The electric generating stations, the Company's general office building,

operating headquarters, the warehouse, service center, and the electric distribution and electric transmission facilities owned by the Company are located in Arizona, except as otherwise noted.  The Company, individually and in conjunction with Public Service Company of New Mexico in connection with the San Juan Station, has acquired easements and leases for transmission lines and a water diversion facility located on the Navajo Indian

Reservation.  The Company has also acquired easements for transmission facilities, related to the San Juan and Navajo Generating Stations, across the Zuni, Navajo and Tohono O'Odham Indian Reservations.

     Various undivided interests in the common facilities at the Irvington

Generating Station which serve Unit 4 were sold and are leased back by the

Company.  The 50% undivided interest of San Carlos in the common facilities at the Springerville Generating Station were sold by San Carlos and leased back by the Company and San Carlos, jointly and severally.  The coal-handling facilities at the Springerville Generating Station were sold and leased back by Valencia.  Effective December 15, 1992, the Company assumed the obligation of Century Power Corporation as Lessee under a sale and leaseback of

Springerville Unit 1 and an undivided 50% interest in the facilities common to Unit 1 and Unit 2.

     San Carlos holds title to Springerville Unit 2 of the Springerville

Generating Station, together with the remaining undivided 50% interest in the facilities common to Unit 1 and Unit 2.

     3.  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a)  Number of kWh of electric energy sold (at retail or wholesale),

and Mcf of natural or manufactured gas distributed at retail.

                                     Electricity          Gas

         Tucson Electric             9,248,339,000       None
         Power Company

         San Carlos                      None            None
         Resources Inc.

         (b)  Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

              None.

         (c)  Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                     Electricity          Gas

         Tucson Electric            1,447,443,000        None
         Power Company

         San Carlos                      None            None
         Resources Inc.

         (d)  Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


                                     Electricity          Gas

         Tucson Electric              618,380,000        None
         Power Company

         San Carlos                      None            None
         Resources Inc.

     4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation,

transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              Inapplicable.

         (b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

              Inapplicable.

         (c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              Inapplicable.

         (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              Inapplicable.

         (e)  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              Inapplicable.

                                 EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Exhibit A, which is incorporated herein by reference, includes a consolidating balance sheet and a consolidating statement of income (loss)

for the company and its majority-owned subsidiaries.

     This statement is being filed to claim exemption in the event that San

Carlos Resources Inc. is an "electric utility company" under the Act.

However, the filing of this statement is not an acknowledgment by TEP that

San Carlos Resources Inc. is an "electric utility company".

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1995.

                                 TUCSON ELECTRIC POWER COMPANY

                                 By:  Karen G. Kissinger
                                 -----------------------------
                                      Karen G. Kissinger
                                 Vice President & Controller

(Corporate Seal)

Attest:

_________________________

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed: Dennis R. Nelson, Vice President, General Counsel and Corporate Secretary, Tucson Electric Power Company, 220 West Sixth Street, Tucson, Arizona 85701

                                                         TUCSON ELECTRIC POWER COMPANY                                   EXHIBIT A
                                                          CONSOLIDATED BALANCE SHEETS
                                                               DECEMBER 31, 1995
                                                                 (in thousands)
                                              TUCSON                                                                    RESTATED
                                             ELECTRIC     UTILITY     NATIONS   INVESTMENT     CONSOL.       1995         1994
                                             POWER CO.     SUBS *     ENERGY       SUBS **     ADJUST.      CONSOL.    CONSOL.***
                                            -----------  ---------  ----------  ----------   -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                          $2,091,975   $  3,704   $           $            $            $2,095,679   $2,053,123
  Utility Plant Under Capital Leases           703,880    189,184                                            893,064      893,064
  Construction Work in Progress                 50,898                                                        50,898       40,870
                                            -----------  ---------  ----------  ----------   -----------  -----------  -----------
    Total Utility Plant                      2,846,753    192,888                                          3,039,641    2,987,057
  Less Accumulated Depreciation and
   Amortization                               (858,409)      (818)                                          (859,227)    (791,617)
  Less Accumulated Amortization of
   Capital Leases                              (32,066)    (8,047)                                           (40,113)     (25,595)
  Less Allowance for Springerville Unit 1     (162,175)                                                     (162,175)    (162,423)
                                            -----------  ---------  ----------  ----------   -----------  -----------  -----------
    Total Utility Plant - Net                1,794,103    184,023                                          1,978,126    2,007,422
                                            -----------  ---------  ----------  ----------   -----------  -----------  -----------

Investments
  Investments and Other Property                34,897      1,150      12,878      13,202       (10,011) A    52,116        4,307
  Net Assets of Discontinued Operations                                                                            -        8,685
                                            -----------  ---------  ----------  ----------   -----------  -----------  -----------
    Total Investments                           34,897      1,150      12,878      13,202       (10,011)      52,116       12,992
                                            -----------  ---------  ----------  ----------   -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                     77,914         28         313       6,839                     85,094      233,300
  Notes Receivable from Subsidiaries           114,200                                         (114,200) B         -            -
  Accounts Receivable                           71,340     57,740         541       4,418       (72,322) C    61,717       66,332
  Materials and Fuel                            31,774     10,394                                             42,168       36,109
  Deferred Income Taxes - Current                5,876     12,374                                             18,250       12,870
  Other                                          6,852        457         237          19                      7,565        8,376
                                            -----------  ---------  ----------  ----------   -----------  -----------  -----------
    Total Current Assets                       307,956     80,993       1,091      11,276      (186,522)     214,794      356,987
                                            -----------  ---------  ----------  ----------   -----------  -----------  -----------

Deferred Debits - Regulatory Assets
  Income Taxes Recoverable Through
   Future Rates                                135,957                                                      135,957       143,372
  Deferred Common Facility Costs                63,303                                                       63,303        65,843
  Deferred Springerville Unit 2 Costs           42,039                                                       42,039        54,983
  Deferred Lease Expense                       (33,814)    53,622                                            19,808        25,228
  Other Deferred Regulatory Assets               4,909      3,667                                             8,576        15,234
Deferred Debits - Other                         12,725      3,486                                            16,211        17,532
                                            -----------  ---------  ----------  ----------   ----------- -----------   -----------
    Total Deferred Debits                      225,119     60,775                                           285,894       322,192
                                            -----------  ---------  ----------  ----------   ----------- -----------   -----------
Total Assets                                $2,362,075   $326,941   $  13,969   $  24,478    $ (196,533) $2,530,930    $2,699,593
                                            ===========  =========  ==========  ==========   =========== ===========   ===========
*   Utility Subs include Valencia and Escavada.
**  Investment Subs include TRI and SRI.
*** Restated to reflect certain reclassifications of assets and liabilities to conform to the December 31, 1995 presentation.

                                                         TUCSON ELECTRIC POWER COMPANY                                   EXHIBIT A
                                                          CONSOLIDATED BALANCE SHEETS
                                                               DECEMBER 31, 1995
                                                                 (in thousands)
                                                   TUCSON                                                               RESTATED
                                                  ELECTRIC    UTILITY    NATIONS  INVESTMENT   CONSOL.       1995        1994
                                                  POWER CO.    SUBS      ENERGY      SUBS      ADJUST.      CONSOL.    CONSOL.***
                                                 ----------- --------- ---------- ---------- -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                   $  645,295  $      2  $       1  $       2  $       (5)  $  645,295   $  645,479
  Premium on Capital Stock                                      5,000     14,599    278,445    (298,044)           -            -
  Capital Stock Expense                              (6,357)                                                  (6,357)      (6,357)
  Accumulated Deficit                              (634,001)   (3,949)    (1,327)  (282,762)    295,589     (626,450)    (681,355)
                                                 ----------- --------- ---------- ---------- -----------  -----------  -----------
  Common Stock Equity (Deficit)                       4,937     1,053     13,273     (4,315)     (2,460) D    12,488      (42,233)
  Capital Lease Obligations                         725,534   172,424                                        897,958      922,735
  Long-Term Debt                                  1,207,460                                                1,207,460    1,381,935
                                                 ----------- --------- ---------- ---------- -----------  -----------  -----------
    Total Capitalization                          1,937,931   173,477     13,273     (4,315)     (2,460)   2,117,906    2,262,437
                                                 ----------- --------- ---------- ---------- -----------  -----------  -----------

Current Liabilities
  Notes Payable to Parent                                     114,200                          (114,200) E         -            -
  Short-Term Debt                                                                    12,039                   12,039            -
  Current Obligations Under Capital Leases           25,823     7,566                                         33,389       12,803
  Current Maturities of Long-Term Debt               12,075                                                   12,075       17,167
  Accounts Payable                                   77,044    19,367        262        827     (72,322) F    25,178       39,777
  Interest Accrued                                   48,285     9,104                                         57,389       59,480
  Taxes Accrued                                      23,460    (7,797)        33                              15,696       29,215
  Accrued Employee Expenses                          13,315                  365                              13,680       15,247
  Other                                               6,860                   27      1,102                    7,989        6,624
                                                 ----------- --------- ---------- ---------- -----------  -----------  -----------
    Total Current Liabilities                       206,862   142,440        687     13,968    (186,522)     177,435      180,313
                                                 ----------- --------- ---------- ---------- -----------  -----------  -----------

Deferred Credits and Other Liabilities
  MSR Option Gain Regulatory Liability               25,610                                                   25,610       41,214
  Accumulated Deferred Investment Tax Credits
   Regulatory Liability                              19,603                                                   19,603       24,368
  Other Regulatory Liabilities                       10,343                                                   10,343          469
  Deferred Income Taxes - Noncurrent                134,372    11,024                               586  G   145,982      164,341
  Other                                              27,354                    9     14,825      (8,137) H    34,051       26,451
                                                 ----------- --------- ---------- ---------- -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities    217,282    11,024          9     14,825      (7,551)     235,589      256,843
                                                 ----------- --------- ---------- ---------- -----------  -----------  -----------
Total Capitalization and Other Liabilities       $2,362,075  $326,941  $  13,969  $  24,478  $ (196,533)  $2,530,930   $2,699,593
                                                 =========== ========= ========== ========== ===========  ===========  ===========

*** Restated to reflect certain reclassifications of assets and liabilities to conform to the December 31, 1995 presentation.

                                                         TUCSON ELECTRIC POWER COMPANY                          EXHIBIT A
                                                      NOTES TO CONSOLIDATED BALANCE SHEETS
                                                           CONSOLIDATION ADJUSTMENTS
                                                               DECEMBER 31, 1995
                                                                 (in thousands)
                ASSETS                                                CAPITALIZATION AND OTHER LIABILITIES
                ------                                                ------------------------------------
(A) Investments and Other Property:                                   (D) Common Stock Equity (Deficit):
    TEP's investment in subsidiaries          $ 10,011                    TEP's equity in subsidiaries          $ 10,011
                                              ---------                   TEP's accrual of late payment fees
                                                                           to TRI and SRI net of tax benefit      (7,551)
(B) Notes Receivable from Subsidiaries - TEP:                                                                   ---------
     Valencia                                  110,600                                                             2,460
     Escavada                                    3,600                                                          ---------
                                              ---------
                                               114,200
                                              ---------               (E) Notes Payable to Parent:               114,200
(C) Accounts Receivable:                                                                                        ---------
    Receivables from affiliates
      - TEP                                     10,690                (F) Accounts Payable:
      - Valencia                                56,643                    Payables to affiliates                  72,322
      - Escavada                                   562                                                          ---------
      - Nations                                      9                (G) Deferred Income Taxes - Noncurrent:
      - TRI                                      4,401                    Deferred tax related to the accrual
      - SRI                                         17                    of late payment fees                      (586)
                                              ---------                                                         ---------
                                                72,322
                                              ---------
                                                                      (H) Other Deferred Credits:
                                                                          Late payment fees recorded as
                                                                          deferred income
                                                                           - TRI                                   6,506
                                                                           - SRI                                   1,631
                                                                                                                ---------
                                                                                                                   8,137
                                                                                                                ---------


      Total Adjustments                       $196,533                    Total Adjustments                     $196,533
                                              =========                                                         =========


                                                         TUCSON ELECTRIC POWER COMPANY                   EXHIBIT A
                                                       CONSOLIDATED STATEMENTS OF INCOME
                                                     TWELVE MONTHS ENDED DECEMBER 31, 1995
                                                  (in thousands except for per share amounts)

                                             TUCSON
                                            ELECTRIC     UTILITY   NATIONS   INVESTMENT       CONSOL.      1995        1994
                                            POWER CO.     SUBS     ENERGY       SUBS          ADJUST.     CONSOL.     CONSOL.
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------
UTILITY OPERATIONS
Operating Revenues
 Retail Customers                           $574,925    $         $          $               $          $ 574,925   $ 571,433
 Amortization of MSR Option Gain
  Regulatory Liability                        20,053                                                       20,053      20,053
 Other Utilities                              75,591     109,710                             (109,710) A   75,591      99,987
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------
    Total Operating Revenues                 670,569     109,710          -          -       (109,710)    670,569     691,473
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------
Operating Expenses
 Fuel and Purchased Power                    191,416     104,624                             (109,710) B  186,330     231,126
 Capital Lease Expense                        95,441                                                       95,441      93,056
 Amortization of Springerville
  Unit 1 Allowance                           (28,432)                                                     (28,432)    (26,204)
 Other Operations                             99,493                                                       99,493     101,039
 Maintenance and Repairs                      38,943                                                       38,943      42,122
 Depreciation and Amortization                92,179                                                       92,179      89,905
 Taxes Other Than Income Taxes                55,640                                                       55,640      46,118
 Income Taxes                                  9,274        (354)                                           8,920         (91)
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------
    Total Operating Expenses                 553,954     104,270          -          -       (109,710)    548,514     577,071
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------
     Utility Operating Income                116,615       5,440          -          -              -     122,055     114,402
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------
Other Income (Deductions)
 Deferred Springerville Unit 2
  Carrying Costs                               1,127                                                        1,127       1,133
 Interest Income                               7,811                     29        382                      8,222       7,556
 Income Taxes                                 28,363         993                                           29,356       4,820
 Other Income                                 11,967       3,398     (1,356)     3,996        (15,179) C    2,826         489
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------
    Total Other Income (Deductions)           49,268       4,391     (1,327)     4,378        (15,179)     41,531      13,998
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------
Income (Loss) before Interest Expense        165,883       9,831     (1,327)     4,378        (15,179)    163,586     128,400
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------

Interest Expense
 Long-Term Debt                               69,173           1                                           69,174      69,353
 Interest Imputed on Losses Recorded
  at Present Value                            32,633                                                       32,633      32,280
 Short-Term Debt                               2,298       6,156                               (8,454) D        -           -
 Other                                         7,997                                                        7,997       7,118
 Allowance for Borrowed Funds Used
  During Construction                         (1,123)                                                      (1,123)     (1,091)
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------
    Total Interest Expense                   110,978       6,157          -          -         (8,454)    108,681     107,660
                                            ---------   --------  ---------- ----------      ---------  ----------  ----------
Net Income (Loss)                           $ 54,905    $  3,674  $  (1,327) $   4,378       $ (6,725)  $  54,905   $  20,740
                                            =========   ========  ========== ==========      =========  ==========  ==========
Average Shares of
 Common Stock Outstanding                                                                                 160,691     160,724

Net Income per Average Share                                                                            $    0.34   $    0.13
                                                                                                        ==========  ==========





                        TUCSON ELECTRIC POWER COMPANY        EXHIBIT A
                NOTES TO CONSOLIDATED STATEMENTS OF INCOME
                         CONSOLIDATION ADJUSTMENTS
                             DECEMBER 31, 1995
                           (dollars in thousands)

                                                              12 MONTHS
                                                                ENDED
                                                              ---------


(A) Operating Revenues - Other Utilities:
    Valencia coal sales to TEP                                 109,710

(B) Fuel and Purchased Power:
    Coal purchased by TEP from Valencia                        109,710

(C) Other Income (Deductions):
    TEP's equity in subsidiary earnings                          6,725
    Inter-company interest income accrued by
     TEP and the Utility Subsidiaries                            8,454
                                                              ---------
                                                                15,179
                                                              =========

(D) Interest Expense - Short-Term Debt:
    Inter-company interest expense accrued by
     TEP and the Utility Subsidiaries                            8,454



          TUCSON ELECTRIC POWER COMPANY
             FINANCIAL DATA SCHEDULE
                    EXHIBIT B
                DECEMBER 31, 1995
              (dollars in thousands)


Total Assets                          $2,530,930
                                      ===========

Total Operating Revenues              $  670,569
                                      ===========

Net Income                            $   54,905
                                      ===========

                                 EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

     Not applicable.